Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

(Unaudited)

December 31, 2020 and 2019

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2020 (Audited) and 2019 (Unaudited)

	As of December 31, 2020 (Unaudited)	As of December 31, 2019 (Audited)
ASSETS		
Current assets:		
Cash	$ 158,871	$ 735,562
Subscriptions receivable in escrow	94,726	170,351
Other receivable	3,168	11,207
Inventory	133,854	61,136
Accounts receivable	13,876	21,583
Prepaid expenses	52,323	12,356
Total current assets	486,543	1,012,195
Non-current assets:		
Property and equipment, net	5,486	11,059
Loan receivable	-	100,000
Investments in productions	883,433	1,055,613
Total non-current assets	888,919	1,166,672
TOTAL ASSETS	$ 1,375,462	$ 2,178,867
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 145,615	$ 148,729
Deferred revenue	36,752	148,390
Note payable	139,868	
Accrued expenses	144,108	31,276
Pending investment	-	-
Total current liabilities	466,343	328,395
Total liabilities	466,343	328,395
Stockholders' equity:		
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,238,917 and 1,140,127 issued and outstanding at December 31, 2020 and 2019, respectively	124	114
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,634,571 vested at December 31, 2020 and 1,637,243 issued and outstanding, 1,633,054 vested at December 31, 2019	165	165
Additional paid-in capital	12,408,189	11,101,935
Accumulated deficit	(11,499,359)	(9,251,742)
Total stockholders' equity	909,119	1,850,472
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,375,462	$ 2,178,867

See accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Operations
For the years ended December 31, 2020 (Audited) and 2019 (Unaudited)

		For the year ended December 31, 2020 (Unaudited)		For the year ended December 31, 2019 (Audited)
Revenue	$	925,232	$	645,565
Costs of net revenues		829,876		529,153
Gross profit		95,356		116,412
Operating expenses:				
Compensation and benefits		1,274,320		1,124,214
Sales and marketing		599,835		1,989,641
Independent contractors		92,188		77,925
Professional fees		157,167		116,233
Travel expenses		22,497		162,781
General and administrative		189,210		158,531
Depreciation		9,327		9,732
Asset impairment		8,429		122,711
Total operating expenses		2,352,973		3,761,768
Loss from operations		(2,257,617)		(3,645,356)
Other Income:				
Grant		10,000		-
Total other income		10,000		(3,645,356)
Net loss	$	(2,247,617)	$	(3,645,356)
Weighted average common shares:				
Basic and Diluted		2,838,150		2,569,648
Earnings per share:				
Basic and Diluted	$	(0.79)	$	(1.42)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2020 (Audited) and 2019 (Unaudited)

| | Class A Common Stock | | Class B Common Stock | | | | Total |
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2018	676,716	$ 67	1,637,243	$ 165	$ 6,480,970	$(5,606,386)	$ 874,816
Common stock issuances:							
Class A ($0.0001 par, $8.32 issue)	35,489	4	-	-	295,264	-	295,268
Class A ($0.0001 par, $8.88 issue)	176,047	18	-	-	1,563,279	-	1,563,297
Class A ($0.0001 par, $10.00 issue)	237,834	24	-	-	2,378,316	-	2,378,340
Class A ($0.0001 par, $10.65 issue)	14,041	1	-	-	149,536	-	149,537
Stock based compensation	-	-	-	-	288,908	-	288,908
Offering costs	-	-	-	-	(54,338)	-	(54,338)
Net loss	-	-	-	-	-	(3,645,356)	(3,645,356)
Balance at December 31, 2019	1,140,127	$ 114	1,637,243	$ 165	$ 11,101,935	$(9,251,742)	$ 1,850,472
Common stock issuances:							
						-	
Class A ($0.0001 par, $8.32 issue)	24	-	-	-	200		200
Class A ($0.0001 par, $10.00 issue)	7,289	1	-	-	72,889	-	72,890
Class A ($0.0001 par, $10.65 issue)	52,477	5	-	-	558,875	-	558,880
Class A ($0.0001 par, $14.28 issue)	39,000	4	-	-	556,916	-	556,920
Stock based compensation	-	-	-	-	303,731	-	303,731
Share bonuses	-	-	-	-	(111,384)	-	(74,922)
Offering costs	-	-	-	-	(74,922)	-	(74,922)
Net loss	-	-	-	-	-	(2,247,617)	(2,247,617)
Balance at December 31, 2020	1,238,917	$124	1,637,243	$165	$ 12,408,189	$(11,499,359)	$ 909,119

See accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2020 (Audited) and 2019 (Unaudited)

	For the year ended December 31, 2020 (Unaudited)	For the year ended December 31, 2019 (Audited)
Cash flows from operating activities		
Net loss	$ (2,247,617)	$ (3,645,356)
Adjustments to reconcile net loss to net cash used in operating activities:		
Asset impairment	8,429	122,711
Depreciation	9,327	9,732
Stock compensation expense	303,731	288,908
Changes in operating assets and liabilities:		
(Increase)/decrease in other receivables	8,039	(9,638)
(Increase)/decrease in inventory	(81,147)	(38,361)
(Increase)/decrease in accounts receivable	7,707	(2,583)
(Increase)/decrease in accrued revenue	(29,725)	-
(Increase)/decrease in prepaid expenses	(39,967)	36,974
Increase/(decrease) in accounts payable	(3,114)	(40,324)
Increase/(decrease) in deferred revenue	(111,638)	148,325
Increase/(decrease) in accrued expenses	112,832	4,796
Net cash used in operating activities	(2,063,143)	(3,124,816)
Cash flows from investing activities		
Purchase of property and equipment	(3,754)	-
Loan to production	100,000	(100,000)
Investments in productions	172,180	(710,457)
Loan payable	139,868	-
Net cash used in investing activities	408,294	(810,457)
Cash flows from financing activities		
Proceeds from issuance of Class A common stock	1,153,080	4,679,422
Pending investment	-	-
Offering costs	(74,922)	(54,338)
Net cash provided by financing activities	1,078,158	4,625,084
Net change in cash	(576,691)	689,811
Cash at beginning of period	735,562	45,751
Cash at end of period	$ 158,871	$ 735,562
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 (Unaudited) and 2019 (Audited) and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $925,232 and $645,565 for the years ended December 31, 2020 and 2019, respectively. The Company's activities since inception have consisted of formation activities, R&D, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,247,617 and $3,645,356 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company has current assets that exceed current liabilities by $20,200. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less..

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020 and 2019, no associated allowances for doubtful accounts were established.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (https://shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of December 31, 2020 and 2019 were $133,854 and $61,136, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $9,435 was recorded as an impairment loss during the year ended December 31, 2020.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2019, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $122,711 was recorded as an impairment loss during the year ended December 31, 2019. No reductions or impairments were recorded for the year ended December 31, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2020 and 2019. Property and equipment additions totaled $3,754 and $0 for the years ended December 31, 2020 and 2019, respectively. Depreciation expense totaled $9,327 and $9,732 for the years ended December 31, 2020 and 2019, respectively.

	As of December 31, 2020	As of December 31, 2019
Original Cost	$ 49,689	$ 45,935
Accumulated Depreciation	(44,204)	(34,876)
Book Value	$ 5,486	$ 11,059

Loan Receivable

During 2019, the Company made various loans to a production in which the Company is an equity investor. The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. As of December 31, 2019, there was an outstanding loan receivable balance of $100,000. This loan balance was repaid to the Company on January 2, 2020. These loans did not earn any interest and no interest income was recorded. As of December 31, 2020, there were not outstanding loan receivables.

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. As of December 31, 2020 the Company had not yet applied for forgiveness of this loan. Based on guidance at the time and the Company's use of funds, the Company expects to have all of the loan forgiven.

The Company also applied for an Economic Injury Disaster Loan ("EIDL") administered by the SBA. In May, the Company was granted an Emergency EIDL grant of $10,000. This amount had been recorded as other income.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for

identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $925,232 and $645,565 for the years ended December 31, 2020 and 2019, respectively. Each year includes revenue from Legion M projects (including consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

 Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price

volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2019 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2020 and 2019, the Company had total taxable net operating loss carryforwards of approximately $10,170,862 and $8,216,976, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $3,237,807 and $2,608,843 as of December 31, 2020 and 2019, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets As of December 31, 2020 and 2019. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2020 and 2019.

	As of December 31, 2020	As of December 31, 2019
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0%	0%

	As of December 31, 2020	As of December 31, 2019
Deferred tax assets:		
Stock based compensation	$ 394,432	$ 309,437
Grant	(2,798)	-
Net operating loss carryforward	2,846,173	2,299,406
Net deferred tax assets	3,237,807	2,608,843
Less: Valuation allowance	(3,237,807)	(2,608,843)
Net deferred tax asset	$ -	$ -

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2020 and 2019, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of December 31, 2020	As of December 31, 2019
Warrants	32,000	32,000
Options	393,426	355,742
Total dilutive securities	425,426	387,742

As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2019 statement of cash flows were reclassified to conform to current year presentation. There was no change in the Company's net cash flows from these reclassifications

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with

17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2020 and 2019, 1,633,054 and 1,633,054 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2020 and December 31, 2019, the unvested shares will either vest or expire by April 2026.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $10.65 per share through April 29, 2020, and $14.28 per share for the remainder of the year. During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839.

For the round that was active as of December 31, 2020, $14.28 is the price that will paid by investors for shares of Class A Common Stock. In addition, investors have the opportunity to choose a Reward (e.g. gift card, Bonus Shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are Bonus Shares, which will be granted to investors for free once their investment closes. When factoring in Bonus Shares, the Effective Share Price paid by each investor will range between $11.42 to $12.85 (depending on the amount invested).

As of December 31, 2020, the total Reward value owed for the shares sold in the year was undeterminable as Reward choices have not been made. The Company made an estimate for the maximum gift card Reward owed of $111,384 as being the largest cash amount required.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2020 and 2019 of $1,264,463 and $4,679,422, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance as of December 31, 2020 and 2019 was $94,726 and 170,351, respectively.

As of December 31, 2020 and 2019, the Company had 1,238,917 and 1,140,127 shares of Class A Common Stock and 1,637,243 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2020 and 2019, there were 360,534 and 398,218 options available for issuance, respectively.

As of December 31, 2020 and 2019, the Company had issued and outstanding 393,429 and 355,742 options to purchase Class B Common Stock under the Plan, respectively.

	December 31, 2020		December 31, 2019	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	355,742	$6.19	331,742	$5.98
Granted	37,684	$10.95	24,000	$9.11
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	393,426	$6.65	355,742	$6.19
Exercisable at end of year	312,543	$6.42	264,708	$6.39
Weighted average grant date fair value of options granted during year	$ 5.34		$ 4.79	
Weighted average duration (years) to expiration of outstanding options at year-end	6.7		7.4	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 40 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2020 and 2019 are as follows:

	2020	**2019**
Risk Free Interest Rate	0.29%-0.39%	1.66%-2.49%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$5.34-$5.74	$4.66-$5.18

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $303,731 and $288,908 for the years ended December 31, 2020 and 2019, respectively. Unrecognized share-based compensation expense was $352,741 and $449,527 as of December 31, 2020 and 2019, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 42 and 36 months as of December 31, 2020 and 2019, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2020 and 2019, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 and $31,460 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2020 and 2019, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 related to the vesting of these warrants during the years ended December 31, 2020 and 2019. As of both December 31, 2020 and 2019, there was $0 of unrecognized share-based compensation expense.

As of December 31, 2020 and 2019, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

COVID-19

Like every other company, Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. The entire entertainment industry is experiencing new challenges and opportunities while adapting to new cultural norms.

In 2020, the Company saw impacts of COVID in many aspects of our business, most notably in the release of two Legion M projects (*Save Yourselves* and *Archenemy*) that came out in 2020. Since most theaters were closed (or had substantially reduced capacity) and most audiences were staying home during the periods when these films released. the Box Office revenue for both of these films was severely impacted, which in turn impacts the potential return for Legion M.

We also believe that COVID impacted our ability to fundraise in 2020. We believe that uncertainty regarding the impact of COVID, lack of Comic Cons and live events for Legion M to promote ourselves, and stiff competition for social media advertising (especially in the run-up to the 2020 presidential election) created unfavorable marketing conditions. In response, we substantially reduced our sales and marketing expenses.

In March 2020 the Company developed a plan for adapting to potential disruptions caused by COVID-19. The Company cut back spending wherever possible and eliminated or dramatically reduced non-essential expenses. Most of the staff took a voluntary pay cut (which is still in effect as April 2021), including CEO Paul Scanlan who took a temporary 50% pay cut that was later reduced to 20% and directors Jeff Annison and Terri Lubaroff who took a 20% pay cut.

In May of 2020, the Company received a loan of $139,868 from the SBA made available under the Paycheck Protection Program implemented under the CARES Act. As of the issuance of these financial statements, the Company expects to meet conditions that will allow the entire loan.

EIDL & PPP

The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan.

An EIDL Loan of $48,200.00 was granted to the Company on January 20, 2021. Terms are 3.75% interest for 30 years, payments start in January 2022 and will be $236 per month.

The Company also applied for and was approved for PPP Round 2 loan of $108,573.00 on March 15, 2021. Based on the current guidance and expected use of funds, the Company expects to receive complete forgiveness of the loan.

Regulation A and Regulation CF Offerings

The Company's 7th round of equity crowdfunding (via Regulation CF) began on August 7, 2020 and ended on April 29, 2021. As of April 22, 2021, the company had received disbursements of $295,712 from Round 7 in 2021. There is also $235,506 worth of Round 7 funds in escrow awaiting disbursement, and approximately $115,000 worth of Round 7 funds that are committed from investors but not yet in escrow.

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company's long-term goals.

Management's Evaluation

Management has evaluated subsequent events through April 23, 2021, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.